UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934
 (Amendment No. 6)*

Cogentix Medical, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
19243A104
(CUSIP Number)
Lewis C. Pell
40 Ramland Road South
Orangeburg, New York  10962
(845) 359-2250
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 16, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19243A104

1	NAME OF REPORTING PERSON Lewis C. Pell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 1,849,115
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,849,115
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,849,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.10%(1)
14	TYPE OF REPORTING PERSON IN

(1)
This beneficial ownership percentage is based upon 26,058,235 shares of common stock, par value $0.01 per share, of Cogentix Medical, Inc. (formerly known as Vision-Sciences, Inc.), a Delaware corporation (the "Company"), issued and outstanding as of November 6, 2015, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 (File No. 000-20970), filed with the Securities and Exchange Commission on November 12, 2015.

CUSIP No. 19243A104

Explanatory Note

This Amendment No. 6 to Schedule 13D (this "Amendment No. 6") amends and supplements the statement on Schedule 13D (the "Original Schedule 13D") filed with the Securities and Exchange Commission (the "SEC") on February 4, 2003, as amended by Amendment No. 1 thereto filed with the SEC on April 7, 2003, Amendment No. 2 thereto filed with the SEC on February 25, 2005, Amendment No. 3 thereto filed with the SEC on December 19, 2012, Amendment No. 4 thereto filed with the SEC on October 15, 2013, and Amendment No. 5 thereto filed with the SEC on November 7, 2014 (the Original Schedule 13D, as so amended and supplemented to date, is referred to herein as the "Schedule 13D"), by Lewis C. Pell, a citizen of the United States of America (the "Reporting Person").  The Schedule 13D relates to the common stock, par value $0.01 per share, of Cogentix Medical, Inc. (formerly known as Vision-Sciences, Inc.), a Delaware corporation (the "Company").  The Company's name was Vision-Sciences, Inc. for periods prior to March 31, 2015, the date of the Merger (as defined and described in Item 4), and the Company changed its name to Cogentix Medical, Inc. as of and in connection with the completion of the Merger.  Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings set forth in the Schedule 13D.
Except as specifically amended by this Amendment No. 6, there are no changes to the Schedule 13D.
Item 1.                  Security and Issuer.
Item 1 of the Schedule 13D is hereby amended and restated to read in full as follows:
This Schedule 13D filed by Lewis C. Pell (the "Reporting Person") relates to certain acquisitions by the Reporting Person of the common stock, par value $0.01 per share ("Common Stock"), of Cogentix Medical, Inc. (formerly known as Vision-Sciences, Inc.), a Delaware corporation (the "Company").   The Company's name was Vision-Sciences, Inc. for periods prior to March 31, 2015, the date of the Merger (as defined and described in Item 4).  The Company changed its name to Cogentix Medical, Inc. as of and in connection with the completion of the Merger.
Item 2.                  Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated to read in full as follows:
(a) – (c)       The Reporting Person is an individual with an address at 40 Ramland Road South, Orangeburg, New York 10962.  The Reporting Person is a member of the Board of Directors of the Company.
(d)                During the past five years, the Reporting Person has not been convicted in any criminal proceeding.
(e)                During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)            The Reporting Person is a citizen of the United States of America.
Item 4.                  Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:
Uroplasty Merger
On March 31, 2015 (the "Effective Date"), the Company completed its acquisition of Uroplasty, Inc., a Minnesota corporation ("Uroplasty"), pursuant to the terms of an Agreement and Plan of Merger, dated December 21, 2014, by and among the Company, Visor Merger Sub LLC, a Delaware limited liability company of which the sole member is the Company ("Merger Sub"), and Uroplasty (the "Merger Agreement").  The Merger Agreement provided that Uroplasty would merge with and into Merger Sub (the "Merger"), with Merger Sub continuing as the surviving company, of which the sole member is the Company following the Merger.  Pursuant to the Merger Agreement, Uroplasty merged with and into Merger Sub, with Merger Sub continuing as the surviving entity under the name Uroplasty, LLC.  Also, in connection with the completion of the Merger, the Company changed its name to "Congentix Medical, Inc." and its shares began trading on the Nasdaq Stock Market (NASDAQ) under the new symbol "CGNT".
In addition, pursuant to the Merger Agreement and as of the effective time of the Merger, each share of Uroplasty common stock, par value $0.01 per share (collectively, "Uroplasty Shares"), outstanding immediately prior to the effective time (other than Uroplasty Shares held by Uroplasty as treasury stock and Uroplasty Shares owned by Uroplasty, the Company or any of their respective subsidiaries, which Uroplasty Shares were cancelled) was converted into the right to receive 0.72662 shares of Common Stock.  This calculation reflected the 3.6331 Exchange Ratio (as defined in the Merger Agreement) as adjusted for the Company's one-for-five reverse stock split plus cash (without interest) in lieu of fractional shares, if any, in an amount equal to the product of (a) such fractional part of a share of Common Stock, multiplied by (b) $1.85, the closing price for a share of Common Stock as reported on NASDAQ on March 30, 2015, the trading day immediately prior to the effective time, adjusted for the Company's one-for-five reverse stock split.
Immediately following the effective time of the Merger, the Company's shareholders prior to the Merger owned approximately 37.5%, and Uroplasty's shareholders owned approximately 62.5%, of the Common Stock on a fully-diluted basis, excluding shares of Common Stock issuable upon the conversion of promissory notes and warrants held by the Reporting Person (which were amended in connection with the Merger, as described below).
The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is filed as Exhibit 8 to this Schedule 13D and incorporated by reference into this Item 4.
Amendments to Notes and Warrants
Concurrently with the execution of the Merger Agreement, the Company and the Reporting Person entered into amendments (collectively, the "Amendments") to all of the convertible promissory notes and warrants held by the Reporting Person, which notes and warrants are as follows: convertible promissory note dated September 19, 2012 in the aggregate principal amount of $20 million, convertible promissory note dated September 25, 2013 in the aggregate principal amount of $3.5 million, and convertible promissory note dated June 16, 2014 in the aggregate principal amount of $5 million (collectively, the "Notes"); and warrants dated November 9, 2009 to purchase 272,727 shares of Common Stock, warrants dated November 9, 2009 to purchase 378,788 shares of Common Stock, and warrants dated September 30, 2011 to purchase 1,229,105 shares of Common Stock (collectively, the "Warrants").  In addition, the Company and the Reporting Person entered into a new letter agreement (the "Letter Agreement") terminating  the existing letter agreement dated October 24, 2014, which required the Reporting Person to provide additional liquidity to the Company in certain circumstances.  The Amendments and the Letter Agreement took effect at the effective time of the Merger.
The Amendments extended the maturity date of each Note from the fifth anniversary of the issuance date to the fifth anniversary of the effective date of the Merger or an earlier change of control (as defined in the Amendments).  Except as provided below, the Amendments also prevent the Notes from being converted until after three years following the effective date of the Merger or, if earlier, three days prior to the record date for the declaration of any dividend or distribution on the Common Stock in cash or other property other than Common Stock.  The Notes may be converted earlier prior to a change in control or in connection with the Company's prepayment of the Notes.  The Notes, as amended, may be prepaid, at the option of the Company and upon 15 days' notice to the Reporting Person, without other premium or penalty, with a combination of cash and Common Stock.  Interest on the amended Notes is payable on the maturity date or upon repayment or conversion of all or any portion of the principal under the Notes.  The amended Notes are subordinated to loans incurred by the Company to finance certain strategic initiatives, in each case as reasonably approved by the Reporting Person.
The Amendments also extend the period during which the Warrants may be exercised to the later of (i) the maturity date of the Notes or (ii) the date that the Notes are paid in full or converted into shares of Common Stock in accordance with their terms.  The Warrants may be exercised effective immediately prior to the closing of an event constituting a change in control (other than the Merger).
The foregoing descriptions of the Amendments and the Letter Agreement do not purport to be complete and are qualified in their entirety by the full text of the Amendments and the Letter Agreement, copies of which are filed as Exhibits 9, 10, 11, 12 and 13 to this Schedule 13D and incorporated by reference into this Item 4.
Letter to the Board of Directors
On February 16, 2016, the Reporting Person wrote a letter to the Board of Directors of the Company setting forth his concerns with the performance of the Company's executive and Board leadership and stating his intention to explore the possibility of changes to the leadership of the Company.
A copy of the letter is filed as Exhibit 14 to this Schedule 13D and incorporated by reference into this Item 4.

Item 5.                  Interest in Securities of the Issuer.
(a)            The Reporting Person beneficially owns 1,849,115 shares of Common Stock, or 7.10% of the shares of Common Stock deemed issued and outstanding.  The foregoing beneficial ownership percentage is based upon 26,058,235 shares of Common Stock issued and outstanding as of November 6, 2015, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended

September 30, 2015 (File No. 000-20970), filed with the Securities and Exchange Commission on November 12, 2015.
(b)            The Reporting Person has the sole power to vote and the sole power to dispose of the 1,849,115 shares of Common Stock beneficially owned by the Reporting Person.
(c)            During the past 60 days, there were no purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Person or any person or entity for which the Reporting Person possesses voting control over the securities thereof.
(d)            Not applicable.
(e)            Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 4 of this Schedule 13D sets forth a description of all contracts, understandings or relationships (legal or otherwise) among the Reporting Person, any other person or the Company with respect to any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  The description of such contracts, understandings and relationships set forth in Item 4 is incorporated by reference into this Item 6.
Item 7.                  Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and restated to read in full as follows:

Exhibit	Description

Exhibit 1
Securities Purchase Agreement, dated February 14, 2005, among Vision-Sciences, Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 1 to Amendment No. 2 to the Schedule 13D filed with the SEC by Lewis C. Pell on February 25, 2005).

Exhibit 2
Common Stock Purchase Warrant issued to Lewis C. Pell, dated February 14, 2005 (incorporated by reference to Exhibit 2 to Amendment No. 2 to the Schedule 13D filed with the SEC by Lewis C. Pell on February 25, 2005).

Exhibit 3
Convertible Promissory Note made by Vision-Sciences, Inc. in favor of Lewis C. Pell, dated as of September 19, 2012 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on September 20, 2012).

Exhibit 4
Common Stock Warrants issued to Lewis C. Pell, dated November 9, 2009 (incorporated by reference to Exhibit 10.46 to the Quarterly Report on Form 10-Q of Vision-Sciences, Inc. for the quarter ended September 30, 2012, filed with the SEC on November 5, 2012).

Exhibit 5	Common Stock Warrant issued to Lewis C. Pell, dated as of September 30, 2011 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Vision-

Sciences, Inc. filed with the SEC on October 2, 2011).
Exhibit 6
Convertible Promissory Note made by Vision-Sciences, Inc. in favor of Lewis C. Pell, dated as of September 25, 2013 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on September 30, 2013).

Exhibit 7
Convertible Promissory Note made by Vision-Sciences, Inc. in favor of Lewis C. Pell, dated as of June 16, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on June 17, 2014).

Exhibit 8
Agreement and Plan of Merger, dated as of December 21, 2014, among Vision-Sciences, Inc., Visor Merger Sub LLC and Uroplasty, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 9
Amendment to 2012 Convertible Promissory Note dated as of December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 10
Amendment to 2013 Convertible Promissory Note dated as of December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 11
Amendment to 2014 Convertible Promissory Note dated as of December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 12
Letter Agreement, dated December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell regarding the extension of warrants (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 13
Letter Agreement, dated December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell regarding termination of maintenance of liquidity obligation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 14	Letter, dated February 16, 2016, from Lewis C. Pell to the Board of Directors of Cogentix Medical, Inc. (filed herewith).

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016	Lewis C. Pell

	By:	/s/ Lewis C. Pell
Reporting Person

EXHIBIT INDEX

Exhibit	Description

Exhibit 1
Securities Purchase Agreement, dated February 14, 2005, among Vision-Sciences, Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 1 to Amendment No. 2 to the Schedule 13D filed with the SEC by Lewis C. Pell on February 25, 2005).

Exhibit 2
Common Stock Purchase Warrant issued to Lewis C. Pell, dated February 14, 2005 (incorporated by reference to Exhibit 2 to Amendment No. 2 to the Schedule 13D filed with the SEC by Lewis C. Pell on February 25, 2005).

Exhibit 3
Convertible Promissory Note made by Vision-Sciences, Inc. in favor of Lewis C. Pell, dated as of September 19, 2012 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on September 20, 2012).

Exhibit 4
Common Stock Warrants issued to Lewis C. Pell, dated November 9, 2009 (incorporated by reference to Exhibit 10.46 to the Quarterly Report on Form 10-Q of Vision-Sciences, Inc. for the quarter ended September 30, 2012, filed with the SEC on November 5, 2012).

Exhibit 5
Common Stock Warrant issued to Lewis C. Pell, dated as of September 30, 2011 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on October 2, 2011).

Exhibit 6
Convertible Promissory Note made by Vision-Sciences, Inc. in favor of Lewis C. Pell, dated as of September 25, 2013 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on September 30, 2013).

Exhibit 7
Convertible Promissory Note made by Vision-Sciences, Inc. in favor of Lewis C. Pell, dated as of June 16, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on June 17, 2014).

Exhibit 8
Agreement and Plan of Merger, dated as of December 21, 2014, among Vision-Sciences, Inc., Visor Merger Sub LLC and Uroplasty, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 9
Amendment to 2012 Convertible Promissory Note dated as of December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 10
Amendment to 2013 Convertible Promissory Note dated as of December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 11	Amendment to 2014 Convertible Promissory Note dated as of December 21, 2014, between

Vision-Sciences, Inc. and Lewis C. Pell (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).
Exhibit 12
Letter Agreement, dated December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell regarding the extension of warrants (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 13
Letter Agreement, dated December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell regarding termination of maintenance of liquidity obligation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 14	Letter, dated February 16, 2016, from Lewis C. Pell to the Board of Directors of Cogentix Medical, Inc. (filed herewith).